FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated June 22, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 22, 2010	/s/ Shanthi Venkatesan
		Name :	Ms. Shanthi Venkatesan
		Title :	Assistant General Manager
ICICI Bank Limited

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 22, 2010

Shareholders of ICICI Bank approve merger of Bank of Rajasthan

lClCl Bank Limited (NYSE: IBN) held its Extraordinary General Meeting on June 21, 2010, for seeking the approval of the shareholders for the scheme of amalgamation of Bank of Rajasthan Limited (Bank of Rajasthan) with ICICI Bank Limited (ICICI Bank). The amalgamation was approved by 99.995% in value and 99.64% in number, of the shareholders present and voting. The amalgamation is subject to the approval of Reserve Bank of India (RBI) and such other approvals as may be required. The share exchange ratio has been fixed at 25 equity shares of ICICI Bank for every 118 equity shares of Bank of Rajasthan.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'would, 'will’, ‘seek to’, ‘growth’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Information on Bank of Rajasthan contained in this release is based on its annual report and other public sources.

The proposed amalgamation would be governed by the provisions of Section 44A of the Banking Regulation Act, 1949. The proposed amalgamation needs the approval of the respective Boards of ICICI Bank and Bank of Rajasthan and to become effective, requires the consent of a majority in number representing two-thirds in value of the shareholders of ICICI Bank and Bank of Rajasthan, present in person or by proxy, at their respective meetings called for this purpose, the sanction of Reserve Bank of India by an order in writing and sanction or approval, if required, under any law or regulation, of the Government of India, or any other authority, agency, department or persons concerned. There can be no assurance that these approvals will be obtained or of the time involved therein. This release does not constitute an offer of securities. The terms of the proposed amalgamation would be contained in the scheme of amalgamation once approved by the respective Boards of ICICI Bank and Bank of Rajasthan and requires approval by the shareholders of ICICI Bank and Bank of Rajasthan and Reserve Bank of India. Reserve Bank of India may modify the scheme approved by the shareholders. There can be no assurance that terms of the scheme will not have an adverse impact on ICICI Bank. The proposed amalgamation and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

This exchange offer or business combination is made for the securities of an Indian company. The offer is subject to the disclosure requirements of India, which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Indian accounting standards that may not be comparable to the financial statements of United States companies.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

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